BC FORM 51-102F3
Material Change Report

Item 1.                             Name and Address of Company

State the full name and address of your company and the address of its principal office in Canada.

LINUX GOLD CORP.
240 – 11780 Hammersmith Way
Richmond, BC V7A 5E9
Phone: (604) 278-5996

Item 2.                             Date of Material Change

State the date of the material change.

March 17, 2008

Item 3.                             News Release

State the date and method(s) of dissemination of the news release issued under section 7.1 of National Instrument 51-102.

March 17, 2008

The press release relating to this material change was distributed and filed by Businesswire, Marketnews Publishing, Inc. and Stockwatch on March 17, 2008.

Item 4.                             Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.

The Company announced that a new 43-101 technical report, for the Granite Mountain Property in western Alaska, and the consent of the author of the report, was filed February 7, 2008 on SEDAR (www.sedar.com).

Item 5.                             Full Description of Material Change

Supplement the summary required under Item 4 with the disclosure that should be sufficient disclosure to enable a reader to appreciate the significance and impact of the material change without having to refer to other material. Management is in the best position to determine what facts are significant and must disclose those facts in a meaningful manner. See also Item 7.

Some examples of significant facts relating to the material change include: dates, parties, terms and conditions, description of any assets, liabilities or capital affected, purpose, financial or dollar values, reasons for the change, and a general comment on the probable impact on the issuer or its subsidiaries. Specific financial forecasts would not normally be required.

Other additional disclosure may be appropriate depending on the particular situation.

For a full description of the material change, see Schedule “A”.

Item 6.                             Reliance on section 7.1(2) or (3) of National Instrument 51-102

If this report is being filed on a confidential basis in reliance on section 7.1(2) or (3) of National Instrument 51-102, state the reasons for that reliance.

Not applicable.

Instruction:

Refer to subsections 7.1(4), (5) and (7) of National Instrument 51-102 concerning continuing obligations in respect of reports filed under subsection 7.1(2) or (3) of National Instrument 51-102.

Item 7.                             Omitted Information

State whether any information has been omitted on the basis that it is confidential information.

In a separate letter to the applicable regulator or securities regulatory authority marked “Confidential” provide the reasons for your company’s omission of confidential significant facts in the Report in sufficient detail to permit the applicable regulatory or securities regulatory authority to determine whether to exercise its discretion to allow the omission of these significant facts.

Not applicable.

Instruction:

In certain circumstances where a material change has occurred and a material change report has been or is about to be filed but section 85 (3) of the Act will no longer or will not be relied upon, a reporting issuer may nevertheless believe one or more significant facts otherwise required to be disclosed in the material change report should remain confidential and not be disclosed or not be disclosed in full detail in the material change report.

Item 8.                             Executive Officer

Give the name and business telephone number of an executive officer of your company who is knowledgeable about the material change and the Report, or an officer through whom the executive officer may be contacted.

John G. Robertson
President
(604) 278-5996

Item 9.                             Date of Report

DATED at Richmond, British Columbia this 20th day of March 2008.

LINUX GOLD CORP.

Per:	“John Robertson”
(Authorized Signatory)
John Robertson, President
(Print name and title)

SCHEDULE “A”

LINUX GOLD CORP.
#240 – 11780 Hammersmith Way
Richmond, BC    V7A 5E9
Phone: 604-278-5996      Fax: 604-278-3409
Toll Free: 800-665-4616
www.linuxgoldcorp.com

N E W S R E L E A S E

Linux Gold Corp.
(the “Company”)

Linux Gold Corp.: OTC BB: LNXGF

LINUX GOLD CORP. RECEIVES NEW TECHNICAL REPORT ON THE
GRANITE MOUNTAIN PROPERTY IN WESTERN ALASKA

For Immediate Release: March 17, 2008, Vancouver, BC – Linux Gold Corp. (LNXGF - OTCBB) John Robertson, President of Linux Gold Corp., is pleased to announce that a new 43-101 technical report, for the Granite Mountain Property in western Alaska, and the consent of the author of the report, was filed February 7, 2008 on SEDAR (www.sedar.com).

The Granite Mountain property consists of 276 State of Alaska MTRSC quarter-section mining claims (160 acres each), within seven contiguous claim blocks, recorded in the Cape Nome Recording District. These claims cover approximately 179sqkm. The property is located in western, Alaska, at the east edge of the Seward Peninsula, approximately 240km east-northeast of Nome, and approximately 640 km west of Fairbanks.

The report’s author proposes that further exploration on the Property be conducted in two phases. These phases include a surface exploration program (Phase 1, estimated $504,064 CAN$), and, contingent on encouraging results, a follow-up exploration drilling program (Phase 2, estimated 325,238 CAN$). The total estimated cost of the proposed programs is $829,302 (CAN$).

Phase 1

Surface exploration program which includes rock sampling and geologic mapping of the known prospects, grid base auger drilling, soil sampling, trenching and rock chip sampling, airborne geophysical survey and additional ground geophysical surveys.

Phase 2

Conduct a 6 hole diamond drill program of 3,600 ft (1,097 meters) to test several known mineralized areas and newly discovered drill targets from the Phase 1 surface exploration program.

The full 43-101 technical report can be viewed at:

http://www.linuxgoldcorp.com/gm0643101feb2008.pdf

It is also available on the Company’s website at www.linuxgoldcorp.com.

Mineralization:

Polymetallic mineralization within the Granite Mountain property occurs at numerous locations on the property and in several distinct styles. Extremely limited outcrop exposures have made it difficult to assess the surface extent of mineralization at these locations. Most significant lode and placer occurrences known to date are located on the western portion of the Granite Mountain property, within a broad north-northwest trending mineralization-alteration zone known as the “Kiwalik trend”. In the late 1960’s, USGS geologists first recognized this zone as being spatially associated with the Quartz Creek Pluton and several northwest trending fault structures. Alteration which defines this zone includes widespread propylitic alteration of volcanic rocks and local intense quartz-sericite, carbonate and tourmaline alteration. Polymetallic mineralization, found on the eastern portion of the Granite Mountain property, associated with the Peace River Stock, has a slightly different style and geochemical signature.

The report’s author, Mr. David Adams, is a Qualified Person as defined by National Instrument 43-101. He is a Certified Professional Geologist (American Institute of Professional Geologists #7586), and a member of the Society of Economic Geologists, the Association for Mineral Exploration in B.C, the Alaska Miners Association and the Geological Society of America.

ABOUT LINUX GOLD CORP:

Linux Gold Corp. is involved in exploration of mineral properties. Our current plans are to joint venture and explore our mineral properties in Northern B.C., Alaska and China. Linux Gold Corp. owns 284 State of Alaska mining claims at several locations near Granite Mountain on the eastern Seward Peninsula of Alaska. The Company has acquired a 100% interest in the TY and ORO properties in B.C. Linux Gold Corp. also owns a 50% interest in 30 mineral claims known as the Fish Creek Prospect, located in the Fairbanks Mining Division in Alaska. Linux Gold Corp. optioned a 50% interest in the Fish Creek claims to Teryl Resources Corp. (TRC-V), retaining a 5% net smelter return or may convert into a 25% working interest. Linux has also staked mineral exploration claims covering 6,400 acres in the Livengood-Tolovana Mining District, in the State of Alaska.

For more information please visit www.linuxgoldcorp.com.

ON BEHALF OF THE BOARD OF DIRECTORS

“John Robertson”

John Robertson
President

Contact:	John Robertson
800-665-4616

READER ADVISORY

This news release may contain certain forward-looking statements, including management's assessment of future plans and operations, and capital expenditures and the timing thereof, that involve substantial known and unknown risks and uncertainties, certain of which are beyond the Company's control. There can be no assurance that such statements will prove accurate, and actual results and developments are likely to differ, in some case materially, from those expressed or implied by the forward-looking statements contained in this press release. Readers of this press release are cautioned not to place undue reliance on any such forward-looking statements.

Forward-looking statements contained in this press release are based on a number of assumptions that may prove to be incorrect, including, but not limited to: timely implementation of anticipated drilling and exploration programs; the successful completion of new development projects, planned expansions or other projects within the timelines anticipated; the accuracy of reserve and resource estimates, if any, grades, mine life and cash cost estimates; whether mineral resources can be developed; title to mineral properties; financing requirements; changes in laws, rules and regulations applicable to Linux, and changes in how they are interpreted and enforced, delays resulting from or inability to obtain required regulatory approvals and ability to access sufficient capital from internal and external sources, the impact of general economic conditions in Canada, and the United States, industry conditions, increased competition, the lack of availability of qualified personnel or management, fluctuations in foreign exchange, stock market volatility and market valuations of companies with respect to announced transactions. The Company's actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements, including those described in the Company's Financial Statements, Management Discussion and Analysis and Material Change Reports filed with the Canadian Securities Administrators and available at www.sedar.com, and the Company’s 20-F annual report filed with the United States Securities and Exchange Commission at www.sec.gov. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits, including the amount of proceeds, that the Company will derive therefrom.

Readers are cautioned that the foregoing list of factors is not exhaustive. All subsequent forward-looking statements, whether written or oral, attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these cautionary statements. Furthermore, the forward-looking statements contained in this news release are made as at the date of this news release and the Company does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.